AMENDMENT TO ADVISORY AGREEMENT
          BETWEEN THE PILLAR FUNDS AND FLEET INVESTMENT ADVISORS, INC.

         WHEREAS, the Board of Trustees of The Pillar Funds, a Massachusetts business trust (the "Trust"), desires to retain Fleet Investment Advisors Inc. (the "Adviser") on an interim basis pending approval by shareholders of the Trust to render investment management services with respect to each of its series (the "Funds"), and the Adviser is willing to render such services;

         NOW, THEREFORE, for the period of time between the effective date of the agreement entered into on March __, 2001 by and between the Trust and the Adviser (the "Agreement") and the approval of the Agreement by majority of the Funds' outstanding voting securities (the "Interim Period"), the Agreement is hereby amended as follows

COMPENSATION OF THE ADVISER. The compensation earned under the Agreement during the Interim Period shall be held in an interest-bearing escrow account with the Funds' custodian or a bank.

If a majority of the Funds' outstanding voting securities approve the Agreement with the Adviser during the Interim Period, the amount in the escrow account (including interest earned) shall be paid to the Adviser. If a majority of the Funds' outstanding voting securities do not approve a contract with the Adviser, the Adviser shall be paid out of the escrow account, the lesser of (a) any costs incurred in performing its duties in the Agreement (plus interest earned on that amount while in escrow), or (b) the total amount in the escrow account (plus interest earned).

All rights of compensation under the Agreement or this Amendment for services performed during the Interim Period shall survive the termination of the Agreement.

DURATION AND TERMINATION. The Agreement, unless sooner terminated as provided below, shall remain in effect for the duration of the Interim Period or 150 days from the effective date of this Amendment, whichever period is less.

The Agreement may be terminated as to any Fund at any time, without the payment of any penalty by vote of a majority of the Trustees of the Trust or by vote of a majority of the outstanding voting securities of the Fund on 10 days written notice to the Adviser, or by the Adviser at any time without the payment of any penalty, on 30 days written notice to the Trust. The Agreement will automatically and immediately terminate in the event of its assignment. Any notice under this Amendment shall be given in writing, addressed and delivered, or mailed postpaid, to the other party at any office of such party.

DEFINITIONS. As used in this Amendment, the terms "assignment" and a "vote of a majority of the outstanding voting securities" shall have the respective meanings set forth in the Investment Company Act of 1940, as amended, and the rules and regulations thereunder; subject to such exemptions as may be granted by the Securities and Exchange Commission.

IN WITNESS WHEREOF, the Parties hereto have caused this Amendment to be executed as of the day and year first written above.

THE PILLAR FUNDS                           FLEET INVESTMENT ADVISORS INC.

By:      ____________________________      By:      ____________________________


Attest:  ____________________________      Attest:  ____________________________